[redacted]

10026783

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2010
Washington, DC
110

SEC FILE NUMBER
8- 51454

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.S.H. TRADING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 SUNRISE AVE, UNIT 2213
(No. and Street)

PALM BEACH	FL	33480
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KAREN ALVAREZ (770) 263-7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENBERG & COMPANY
(Name – *if individual, state last, first, middle name*)

ONE BRADLEY ROAD, SUITE #710	WOODBRIDGE	CT	06525
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/5/2010

OATH OR AFFIRMATION

I, KAREN ALVAREZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.S.H. TRADING, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

WILLIAM C BRAND
NOTARY PUBLIC
Gwinnett County
State of Georgia
My Commision Expires 07/11/2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JSH TRADING, LLC

FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

GREENBERG & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
One Bradley Road
Suite #710
Woodbridge, Connecticut 06525
Telephone 203-397-1468 ~ Fax 203-397-1475
www.greenbergandcocpa.com

LAURENCE E. GREENBERG, CPA | LUCIANN HEALEY, CPA

REPORT OF INDEPENDENT ACCOUNTANTS

JSH Trading, LLC

We have audited the accompanying statement of financial condition of JSH Trading, LLC (the Partnership), as of December 31, 2009, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JSH Trading, LLC at December 31,2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 171 of the American Stock Exchange. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greenberg and Company

February 15, 2010
Woodbridge, Connecticut

JSH TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2009

ASSETS

Cash	$	31,073
Options, at market value		10,921,466
Stocks, at market value		30,066,912
Due from Broker		11,428,543
Furniture and Equipment, net of accumulated depreciation of $240,268		184,546
Other Assets		50,748
TOTAL ASSETS	**$**	**52,683,288**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Stocks, at market value	$	36,256,325
Options, at market value		10,575,396
Accounts Payable		155,847
Taxes Payable		8,866
Accrued Expenses		18,227
TOTAL LIABILITIES	**$**	**47,014,661**
MEMBERS' EQUITY:		
Total Members' Equity (see Statement of Changes in Members' Equity)	$	5,668,627
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**52,683,288**

The accompanying notes are an integral part of these financial statements.

JSH TRADING, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009

GROSS REVENUE:		
Realized gains and losses from trading	$ 615,216	
Unrealized gains and losses from trading	57,293	
Interest Income	75,659	
Dividend Income	1,232	
Miscellaneous Income	13,684	
TOTAL REVENUE		$ 763,084
EXPENSES:		
Salaries and Wages	$ 266,500	
Guaranteed Payments	372,731	
Clearing Costs	80,914	
Interest Expense	16,002	
Computer Consulting	325,805	
Information Technology Services	56,810	
Miscellaneous and Bank Charges	5,621	
Parking	1,079	
Floor Brokerage	184,335	
Professional Fees	240,338	
Repairs and Maintenance	480	
Rent	42,481	
Quotations and Research	388,089	
Licenses and Permits	9,019	
News and Services	19,841	
Travel and Entertainment	26,512	
Office and computer expense	21,432	
Printing and Postage	3,097	
Telephone and Utilities	99,490	
Insurance	5,780	
Payroll taxes and fringe benefits	74,021	
Depreciation	61,832	
TOTAL EXPENSES		2,302,209
LOSS BEFORE TAXES		$ (1,539,125)
Provision for New York City Business Tax		-
NET LOSS		**$ (1,539,125)**

The accompanying notes are an integral part of these financial statements.

JSH TRADING, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	TOTAL	99% MANAGING MEMBER	0.50% MEMBER	0.50% MEMBER
Members' Equity - January 1, 2009	$ 7,464,850	$ 6,359,558	$ 1,062,996	$ 42,326
Contributions	-	-	-	-
Distributions	$ (257,098)	(257,098)	-	-
Net Loss	$ (1,539,125)	(1,523,734)	(7,696)	(7,696)
Members' Equity - December 31, 2009	$ 5,668,627	$ 4,578,726	$ 1,055,300	$ 34,630

The accompanying notes are an integral part of these financial statements.

JSH TRADING, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:		
Net Loss		$ (1,539,125)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	$ 61,832	
Unrealized gains and losses from trading	(57,293)	
Realized gains and losses from trading	(615,216)	
Interest Income	(75,659)	
Dividend Income	(1,232)	
Miscellaneous Income	(13,684)	
Clearing Costs	80,914	
Interest Expense	16,002	
Exchange Fee	88	
(Increase) decrease in operating assets:		
Other Assets	17,951	
Increase (decrease) in operating liabilities:		
Accounts Payable	55,605	
Accrued Expenses	(259,690)	
Taxes Payable	(98,449)	
Total adjustments		(888,831)
Net cash used in operating activities		(2,427,956)
Cash flows from investing activities		
Transfers from securities trading account	$ 2,728,634	
Purchase of computer equipment	(109,469)	
Net cash provided by investing activities		2,619,165
Cash flows from financing activities		
Distributions to Member	$ (257,098)	
Net cash used in financing activities		(257,098)
Cash at beginning of year		$ 96,962
Cash at end of year		$ 31,073

The accompanying notes are an integral part of these financial statements.

JSH TRADING, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

1. Organization and Nature of Business

JSH Trading, LLC, (The Partnership), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the *Financial Industry Regulatory Authority (FINRA).* The Partnership is a New York limited liability company.

2. Significant Accounting Policies

Basis of Presentation

The financial statements include the accounts of the Partnership. The Partnership is engaged in a single line of business as a securities broker-dealer, which comprises primarily principal transactions funded by the member's capital contributions. There are no customers.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into are reported on a settlement date basis. Securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management, if necessary. As of December 31, 2009, all marketable securities had a readily determinable market value.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Depreciation is provided on a straight-line basis using an estimated useful life of five years. Property under capital lease is amortized over the lives of the respective leases or the estimated useful lives of the assets. Amortization is included with depreciation expense.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Partnership has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes

The Partnership is a pass-through entity for Federal and State income taxes. Income taxes on the Partnership's earnings are the responsibility of the members of the Limited Liability Company. Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statements. There are no deferred income taxes.

3. Receivable From and Payable to Broker

The amounts on the Statement of Financial Condition titled due from broker represent amounts receivable for securities transactions that have not reached their contractual settlement date.

4. Securities

Marketable Securities owned and sold, not yet purchased, consist of trading and investment securities at market value, as follows:

	Owned	Sold, Not yet Purchased
Corporate Stocks	$30,066,912	$36,256,325
Options	10,921,466	10,575,396
Total	$40,988,378	$46,831,721

5. Net Capital Requirements

The Partnership is exempt from the Securities and Exchange Act Net Capital Rule pursuant to paragraph 15c3-1(b)(1). JSH Trading, LLC is a Market Maker (as defined), in listed options on the American Stock Exchange, and, therefore, is excluded from Rule 15c3-1(b)(1). The partnership is subject to Rule 110 of the American Stock Exchange which provides for a minimum tentative net capital requirement, (as defined), of $15,000 per trader, for at total of $45,000. In addition, as the Partnership does not participate in any off-floor trading, reductions for haircuts do not apply. The partnership had tentative net capital of $5,433,333 as of December 31, 2009, which exceeds the minimum requirement by $5,388,333. Schedule 1, attached, provides the tentative net capital requirement calculation.

6. Securities and Exchange Commission Rule 15c3-3 Exemption

The Partnership is exempt from the objectives stated in rule 15c3-3 under paragraph k(2)(ii) due to the fact that the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

7. Commitments and Contingent Liabilities

On July 1, 2009, The Partnership terminated its operating lease for office space in New York City and now leases office space in Trumbull, Connecticut under an operating lease. The lease is renewed annually and calls for monthly rental payments of $450, plus associated fees. Total rent expense for the year ended December 31, 2009 was $42,482.

8. Partnership Agreement

Net operating profits and losses will be allocated to the members in accordance to section 4.2 of the Partnership Operating Agreement. During 2008, one of the .50% ownership members was liquidated for the fair value of their equity account and replaced with another .50% member with a contribution equal to the previous member's capital account balance.

9. Investment

On March 20, 2006, the Partnership entered into an agreement to purchase 50 shares of floating rate preferred stock of its clearinghouse, per the terms of an agreement titled the Floating Rate Preferred Stock Purchase Agreement ("the agreement"). This investment of $50,000 has been included in other assets. The agreement contains certain financial convenants, which have been met by the Partnership as of December 31, 2009.

10. Related Party Transactions

The Partnership incurred professional fees in the amount of $193,328 for services provided by a related party, JSH Systems, Inc., a Florida Corporation. At December 31, 2009, $16,666 of this amount was in Accounts Payable.

11. Reconciliation with Partnership's FOCUS Report

The Partnership files quarterly FOCUS Reports. There were no differences between net loss reported on the December 31, 2009 Focus Report of $725,687 and the net loss on the audited financial statements.

JSH TRADING, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 110 OF THE AMERICAN STOCK EXCHANGE

AS OF DECEMBER 31, 2009

Schedule I

Net Capital		
Total Members' Equity		$ 5,668,627
Deduct Members' Equity not allowable for net capital		-
Total Members' Equity qualified for net capital		5,668,627
Deductions		
Nonallowable assets		
Furniture and Equipment, net of accumulated depreciation	$ 184,546	
Other assets	50,748	
Total Deductions		(235,294)
Tentative Net Capital		$ 5,433,333
Tentative Net Capital Requirement ($15,000 per trader)		$ 45,000
Excess Tentative Net Capital		$ 5,388,333

Reconciliation with Partnership's FOCUS Report:

	December 31, 2009 FOCUS Report (unaudited)	Audited Financial Statements
Net Capital (Members' Equity)	$ 5,668,627	$ 5,668,627
Net Loss	$ (1,539,125)	$ (1,539,125)

GREENBERG & COMPANY

Certified Public Accountants
One Bradley Road
Suite #710
Woodbridge, Connecticut 06525
Telephone (203) 397-1468 ~ Fax (203) 397-1475
www.greenbergandcocpa.com

LAURENCE E. GREENBERG, CPA **LUCIANN HEALEY, CPA**

JSH Trading, LLC:

In planning and performing our audit of the financial statements of JSH Trading, LLC (the Partnership), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding of assets. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17z-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In the fulfilling of this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of the internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be

material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

Greenberg and Company

February 15, 2010
Woodbridge, Connecticut

JSH TRADING, LLC

FORM SIPC-7T

FOR THE YEAR ENDED
DECEMBER 31, 2009

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Management of: J.S.H. Trading LLC
235 Sunrise Avenue
Palm Beach, FL 33480

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by J.S.H. Trading, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating J.S.H. Trading LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). J.S.H. Trading LLC's management is responsible for the J.S.H. Trading LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in general ledger, check register and bank statements, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the Year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers prepared during this agreed-upon procedures engagement, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers prepared during this agreed-upon procedures engagement, supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Greenberg & Co. CPA

Greenberg & Company

February 15, 2010
Woodbridge, CT

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051454 FINRA DEC
J.S.H. TRADING LLC
235 Sunrise Avenue
Palm Beach, FL 33480

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karen L. Alvarez (770) 263-7300

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,350

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (335)
July 21, 2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,015

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,015

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

J.S.H. TRADING LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ___ day of ______________, 20 ____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December, 2009
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 121,639
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		673,547
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		673,547
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		240,901
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 14,191	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		14,191
Total deductions		255,092
2d. SIPC Net Operating Revenues		$ 540,094
2e. General Assessment @ .0025		$ 1,350

(to page 1 but not less than $150 minimum)